Exhibit 12.1
T-3 ENERGY SERVICES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
($ IN THOUSANDS)

	Six months ended
	June 30,	Year ended December 31,
	2010	2009	2008	2007	2006	2005

Fixed Charges:
Interest expense and deferred financing costs	$342	$830	$2,357	$1,231	$903	$1,491
Interest within rental expense	302	760	703	556	504	400

	644	1,590	3,060	1,787	1,407	1,891

Earnings:
Income (loss) from continuing operations before income taxes	7,657	23,303	27,419	41,394	28,572	12,421
Plus: fixed charges	644	1,590	3,060	1,787	1,407	1,891

	$8,301	$24,893	$30,479	$43,181	$29,979	$14,312

Ratio of Earnings to Fixed Charges	12.88	15.65	9.96	24.16	21.31	7.57